SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2006

_____

IRWIN FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On May 5, 2006, Irwin Financial Corporation issued a press release, announcing the launch of the "Irwin Asset Backed Securities Investor Website." A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated May 5, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: May 5, 2006   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated May 5, 2006.

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications 812.376.1917
Greg Ehlinger, Chief Financial Officer 812.379.7603

**Irwin Financial Corporation Announces
Irwin Asset Backed Securities Investor Website**

COLUMBUS, Indiana -- May 5, 2006 -- Irwin Financial Corporation (NYSE: IFC) is pleased to announce the launch of the Irwin Asset Backed Securities Investor Website. It was developed as a means of providing historical securitization information to institutional investors who have an interest in either Irwin Home Equity Loan Trust or Irwin Whole Loan Home Equity Trust transactions. The website contains loan level deal summary and performance information, along with tools that enable site visitors to create customized reports and charts. It also contains servicer reports, prospectuses, portfolio information, and rating agency servicer evaluations, along with other relevant information. Please visit this new website at: http://ihe.lewtan.com. It can also be accessed from links on http://www.ihe.com and http://www.irwinfinancial.com/ir-set.html.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business, provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

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